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December 20, 2004


Evergreen Utilities and High Income Fund
200 Berkeley Street
Boston, Massachusetts 02116

         Re:      Tender Offer

Ladies and Gentlemen:


     In connection with the offer by Evergreen Utilities and High Income Fund (the "Company") to purchase for cash 575,250 of the Company's issued and outstanding shares at net asset value per share, which offer will expire at 5:00 P.M. Eastern time on January 24, 2005, unless the offer is extended (the "Tender Offer"), we furnish to you the following opinion concerning certain federal income tax consequences to tendering shareholders.

     We have acted as counsel for the Company in connection with the Tender Offer, and we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the Company's formal tender offer letter to be filed with the United States Securities and Exchange Commission (the "SEC") on or about December 20, 2004 (the "Tender Offer Letter"), and such other documents as we have considered relevant and necessary in order to furnish the opinion hereinafter set forth.

     The opinion set forth below is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations issued thereunder, published administrative interpretations thereof, and judicial decisions with respect thereto, all as of the date hereof (collectively, the "Tax Laws"). No assurance can be given that the Tax Laws will not change. We assume for purposes of this opinion that the Tender Offer will be consummated in the manner set forth in the Tender Offer Letter.

     Based upon and subject to the foregoing, we are of the opinion that the discussions with respect to Tax Laws matters in section 14 of the Tender Offer Letter, entitled "Certain Federal Income Tax Consequences", are accurate in all material respects and fairly summarize the Tax Laws issues addressed therein, and hereby confirm that the opinions of counsel referred to in said section represent our opinions on the subject matter thereof.

     Our opinion above is limited to the matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other matters or any other transactions. Further, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in the Tax Laws.



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     This opinion is intended solely for the benefit and use of the Company, and is not to be used, released, quoted, or relied upon by anyone else for any purpose (other than as required by law) without our prior written consent.


Sincerely,

/s/ Sullivan & Worcester LLP

SULLIVAN & WORCESTER LLP